Mail Stop 3561

August 3, 2006

Mr. J. Wayne Leonard
Chief Executive Officer
Entergy Corporation
639 Loyola Ave
New Orleans, LA 70113

     Re: **Entergy Corporation and Subsidiaries**
                Form 10-K for the Fiscal Year Ended December 31, 2005
                Filed March 10, 2006
                File No. 1-11299

Dear Mr. Leonard:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                William Choi
                Accounting Branch Chief